FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of January 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Nine months ended December 31, 2023.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: January 31, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Nine Months Ended December 31, 2023 (U.S. GAAP)

Date:	January 31, 2024
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	(Millions of yen, except per share data)
	For the nine months ended December 31
	2022		2023

		% Change from December 31, 2021		% Change from December 31, 2022
Total revenue	1,716,061	44.4%	2,986,540	74.0%
Net revenue	1,010,644	(1.2%)	1,116,898	10.5%
Income before income taxes	126,783	(28.4%)	181,756	43.4%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	85,411	(23.8%)	109,113	27.8%
Comprehensive income	246,052	41.0%	166,527	(32.3%)
Basic-Net income attributable to NHI shareholders per share (Yen)	28.40		36.08
Diluted-Net income attributable to NHI shareholders per share (Yen)	27.44		34.69
Return on shareholders’ equity - annualized	3.8%		4.5%

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	(Millions of yen, except per share data)
	At March 31	At December 31
	2023	2023

Total assets	47,771,802	54,752,735
Total equity	3,224,142	3,360,649
Total NHI shareholders’ equity	3,148,567	3,279,524
Total NHI shareholders’ equity as a percentage of total assets	6.6%	6.0%
Total NHI shareholders’ equity per share (Yen)	1,048.24	1,087.95

2. Cash Dividends

			(Yen amounts)
	For the year ended March 31
	2023	2024	2024 (Plan)
Dividends per share
Dividends record dates
At June 30	—	—	—
At September 30	5.00	8.00	—
At December 31	—	—	—
At March 31	12.00	—	Unconfirmed
For the year	17.00	—	Unconfirmed

Note: Fiscal year 2024 Q4 dividend is not presented per reasons stated in “3. Earnings Forecasts for the year ending March 31, 2024”.

3. Earnings Forecasts for the year ending March 31, 2024

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

   (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Adoption of the simplified and particular accounting treatments: None

(3) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards: None

  b)  Changes in accounting policies due to other than a): None

(4) Number of shares issued (common stock)

	At March 31	At December 31
	2023	2023
Number of shares outstanding (including treasury stock)	3,233,562,601	3,163,562,601
Number of treasury stock	229,883,277	149,144,457

	For the nine months ended December 31
	2022	2023
Average number of shares outstanding (year-to-date)	3,007,925,168	3,023,923,222

*This financial summary is not subject to certified public accountant’s or audit firm’s quarterly review.

Table of Contents for the Accompanying Materials

1. Qualitative Information of the Quarterly Consolidated Results	P. 2

(1) Consolidated Operating Results	P. 2
(2) Consolidated Financial Position	P. 4
(3) Consolidated Earnings Forecasts	P. 4

2. Quarterly Consolidated Financial Statements	P. 5

(1) Consolidated Balance Sheets	P. 6
(2) Consolidated Statements of Income	P. 8
(3) Consolidated Statements of Comprehensive Income	P. 9
(4) Note with respect to the Assumption as a Going Concern	P. 9
(5) Segment Information – Operating Segment	P.10
(6) Significant Changes in Equity	P.11

3. Supplementary Information	P.12

(1) Consolidated Statements of Income – Quarterly Comparatives	P.12
(2) Business Segment Information – Quarterly Comparatives	P.13
(3) Other	P.14

1.	Qualitative Information of the Quarterly Consolidated Results

(1)	Consolidated Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022 (A)	December 31, 2023 (B)
Net revenue	1,010.6	1,116.9	10.5
Non-interest expenses	883.9	935.1	5.8

Income (loss) before income taxes	126.8	181.8	43.4
Income tax expense	43.7	68.2	55.9

Net income (loss)	83.1	113.6	36.8

Less: Net income (loss) attributable to noncontrolling interests	(2.3)	4.5	—

Net income (loss) attributable to NHI shareholders	85.4	109.1	27.8

Return on shareholders’ equity - annualized	3.8%	4.5%	—

Note: Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (collectively, “Nomura”) reported net revenue of 1,116.9 billion yen for the nine months ended December 31, 2023, an increase of 10.5% from the same period in the prior year. Non-interest expenses increased by 5.8% from the same period in the prior year to 935.1 billion yen. Income before income taxes was 181.8 billion yen and net income attributable to NHI shareholders was 109.1 billion yen for the nine months ended December 31, 2023.

 Segment Information

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022 (A)	December 31, 2023 (B)
Net revenue	1,036.0	1,131.5	9.2
Non-interest expenses	883.9	935.1	5.8

Income (loss) before income taxes	152.1	196.3	29.0

In the above segment information totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the nine months ended December 31, 2023 was 1,131.5 billion yen, an increase of 9.2% from the same period in the prior year. Non-interest expenses increased by 5.8% from the same period in the prior year to 935.1 billion yen. Income before income taxes increased by 29.0% to 196.3 billion yen for the nine months ended December 31, 2023. Please refer to page 10 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

 Operating Results of Retail

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022 (A)	December 31, 2023 (B)
Net revenue	224.9	293.6	30.6
Non-interest expenses	201.2	209.7	4.2

Income (loss) before income taxes	23.7	83.9	254.6

Net revenue increased by 30.6% from the same period in the prior year to 293.6 billion yen. Non-interest expenses increased by 4.2% to 209.7 billion yen. As a result, income before income taxes increased by 254.6% to 83.9 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022 (A)	December 31, 2023 (B)
Net revenue	90.7	110.6	21.9
Non-interest expenses	63.6	68.1	7.2

Income (loss) before income taxes	27.1	42.4	56.4

Net revenue increased by 21.9% from the same period in the prior year to 110.6 billion yen. Non-interest expenses increased by 7.2% to 68.1 billion yen. As a result, income before income taxes increased by 56.4% to 42.4 billion yen. Assets under management were 78.5 trillion yen as of December 31, 2023.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022 (A)	December 31, 2023 (B)
Net revenue	593.5	611.9	3.1
Non-interest expenses	549.9	578.6	5.2

Income (loss) before income taxes	43.6	33.3	(23.6)

Net revenue increased by 3.1% from the same period in the prior year to 611.9 billion yen. Non-interest expenses increased by 5.2% to 578.6 billion yen. As a result, income before income taxes decreased by 23.6% to 33.3 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022 (A)	December 31, 2023 (B)
Net revenue	126.9	115.3	(9.1)
Non-interest expenses	69.1	78.7	13.9

Income (loss) before income taxes	57.7	36.6	(36.6)

Net revenue was 115.3 billion yen. Income before income taxes was 36.6 billion yen.

(2) Consolidated Financial Position

Total assets as of December 31, 2023 were 54,752.7 billion yen, an increase of 6,980.9 billion yen compared to March 31, 2023, mainly due to an increase in Trading assets and Securities purchased under agreements to resell. Total liabilities as of December 31, 2023 were 51,392.1 billion yen, an increase of 6,844.4 billion yen compared to March 31, 2023, mainly due to an increase in Securities sold under agreements to repurchase. Total equity as of December 31, 2023 was 3,360.6 billion yen, an increase of 136.5 billion yen compared to March 31, 2023.

(3) Consolidated Earnings Forecasts

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividend forecasts.

2.	Quarterly Consolidated Financial Statements

The quarterly consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 28, 2023) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 28, 2023) for the year ended March 31, 2023.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2023	December 31, 2023	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,820,685	4,337,014	516,329
Time deposits	409,082	489,290	80,208
Deposits with stock exchanges and other segregated cash	291,480	285,786	(5,694)

Total cash and cash deposits	4,521,247	5,112,090	590,843

Loans and receivables:
Loans receivable	4,013,852	4,957,782	943,930
Receivables from customers	379,911	321,908	(58,003)
Receivables from other than customers	819,263	1,188,688	369,425
Allowance for credit losses	(5,832)	(3,916)	1,916

Total loans and receivables	5,207,194	6,464,462	1,257,268

Collateralized agreements:
Securities purchased under agreements to resell	13,834,460	15,847,868	2,013,408
Securities borrowed	4,283,039	4,617,342	334,303

Total collateralized agreements	18,117,499	20,465,210	2,347,711

Trading assets and private equity and debt investments:
Trading assets*	17,509,934	20,150,489	2,640,555
Private equity and debt investments*	99,399	111,484	12,085

Total trading assets and private equity and debt investments	17,609,333	20,261,973	2,652,640

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥459,954 million as of March 31, 2023 and ¥502,837 million as of December 31, 2023)	464,316	466,800	2,484
Non-trading debt securities*	337,361	349,186	11,825
Investments in equity securities*	97,660	88,300	(9,360)
Investments in and advances to affiliated companies*	402,485	451,731	49,246
Other	1,014,707	1,092,983	78,276

Total other assets	2,316,529	2,449,000	132,471

Total assets	47,771,802	54,752,735	6,980,933

*	Including securities pledged as collateral

Millions of yen
March 31, 2023	December 31, 2023	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,008,541	874,631	(133,910)
Payables and deposits:
Payables to customers	1,359,948	1,445,280	85,332
Payables to other than customers	1,799,585	2,441,592	642,007
Deposits received at banks	2,137,936	2,214,784	76,848

Total payables and deposits	5,297,469	6,101,656	804,187

Collateralized financing:
Securities sold under agreements to repurchase	14,217,966	18,938,951	4,720,985
Securities loaned	1,556,663	1,509,922	(46,741)
Other secured borrowings	334,319	289,881	(44,438)

Total collateralized financing	16,108,948	20,738,754	4,629,806

Trading liabilities	10,557,971	10,539,741	(18,230)
Other liabilities	1,175,521	1,331,862	156,341
Long-term borrowings	10,399,210	11,805,442	1,406,232

Total liabilities	44,547,660	51,392,086	6,844,426

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2023 and
3,163,562,601 shares as of December 31, 2023
Outstanding	-	3,003,679,324 shares as of March 31, 2023 and
3,014,418,144 shares as of December 31, 2023	594,493	594,493	—
Additional paid-in capital	707,189	700,203	(6,986)
Retained earnings	1,647,005	1,693,511	46,506
Accumulated other comprehensive income (loss)	318,454	370,507	52,053

Total NHI shareholders’ equity before treasury stock	3,267,141	3,358,714	91,573
Common stock held in treasury, at cost -
229,883,277 shares as of March 31, 2023 and
149,144,457 shares as of December 31, 2023	(118,574)	(79,190)	39,384

Total NHI shareholders’ equity	3,148,567	3,279,524	130,957

Noncontrolling interests	75,575	81,125	5,550

Total equity	3,224,142	3,360,649	136,507

Total liabilities and equity	47,771,802	54,752,735	6,980,933

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022(A)	December 31, 2023(B)
Revenue:
Commissions	216,085	257,410	19.1
Fees from investment banking	85,257	124,979	46.6
Asset management and portfolio service fees	204,323	225,969	10.6
Net gain on trading	444,955	357,245	(19.7)
Gain on private equity and debt investments	9,253	9,892	6.9
Interest and dividends	679,225	1,894,409	178.9
Gain (loss) on investments in equity securities	(2,621)	4,219	—
Other	79,584	112,417	41.3

Total revenue	1,716,061	2,986,540	74.0
Interest expense	705,417	1,869,642	165.0

Net revenue	1,010,644	1,116,898	10.5

Non-interest expenses:
Compensation and benefits	450,230	496,440	10.3
Commissions and floor brokerage	88,946	100,016	12.4
Information processing and communications	155,863	160,794	3.2
Occupancy and related depreciation	50,182	50,884	1.4
Business development expenses	16,363	17,697	8.2
Other	122,277	109,311	(10.6)

Total non-interest expenses	883,861	935,142	5.8

Income before income taxes	126,783	181,756	43.4
Income tax expense	43,710	68,151	55.9

Net income	83,073	113,605	36.8

Less: Net income (loss) attributable to noncontrolling interests	(2,338)	4,492	—

Net income attributable to NHI shareholders	85,411	109,113	27.8

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	28.40	36.08	27.0

Diluted-
Net income attributable to NHI shareholders per share	27.44	34.69	26.4

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022(A)	December 31, 2023(B)
Net income	83,073	113,605	36.8
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	104,090	99,369	(4.5)
Deferred income taxes	(278)	(1,030)	—

Total	103,812	98,339	(5.3)

Defined benefit pension plans:
Pension liability adjustment	1,881	1,227	(34.8)
Deferred income taxes	(492)	(337)	—

Total	1,389	890	(35.9)

Own credit adjustments:
Own credit adjustments	73,947	(57,880)	—
Deferred income taxes	(16,169)	11,573	—

Total	57,778	(46,307)	—

Total other comprehensive income	162,979	52,922	(67.5)

Comprehensive income	246,052	166,527	(32.3)
Less: Comprehensive income (loss) attributable to noncontrolling interests	(1,457)	5,361	—

Comprehensive income attributable to NHI shareholders	247,509	161,166	(34.9)

(4) Note with respect to the Assumption as a Going Concern

Not applicable.

(5) Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022 (A)	December 31, 2023 (B)
Net revenue

Business segment information:
Retail	224,885	293,607	30.6
Investment Management	90,715	110,582	21.9
Wholesale	593,543	611,933	3.1

Subtotal	909,143	1,016,122	11.8
Other	126,858	115,328	(9.1)

Net revenue	1,036,001	1,131,450	9.2

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(25,357)	(14,552)	—

Net revenue	1,010,644	1,116,898	10.5

Non-interest expenses

Business segment information:
Retail	201,221	209,688	4.2
Investment Management	63,574	68,144	7.2
Wholesale	549,936	578,598	5.2

Subtotal	814,731	856,430	5.1
Other	69,130	78,712	13.9

Non-interest expenses	883,861	935,142	5.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	883,861	935,142	5.8

Income (loss) before income taxes

Business segment information:
Retail	23,664	83,919	254.6
Investment Management	27,141	42,438	56.4
Wholesale	43,607	33,335	(23.6)

Subtotal	94,412	159,692	69.1
Other*	57,728	36,616	(36.6)

Income (loss) before income taxes	152,140	196,308	29.0

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(25,357)	(14,552)	—

Income (loss) before income taxes	126,783	181,756	43.4

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen		% Change
	For the nine months ended		(B-A)/(A)
	December 31, 2022 (A)	December 31, 2023 (B)
Net gain (loss) related to economic hedging transactions	(11,164)	2,064	—
Realized gain (loss) on investments in equity securities held for operating purposes	22,190	19,979	(10.0)
Equity in earnings of affiliates	35,000	31,561	(9.8)
Corporate items	(4,798)	(3,137)	—
Other	16,500	(13,851)	—

Total	57,728	36,616	(36.6)

(6) Significant Changes in Equity

Not applicable. For further details of the changes, please refer below.

Millions of yen
For the nine months ended December 31, 2023
Common stock
Balance at beginning of year	594,493

Balance at end of period	594,493

Additional paid-in capital
Balance at beginning of year	707,189
Stock-based compensation awards	(6,973)
Changes in an affiliated company’s interests	(13)

Balance at end of period	700,203

Retained earnings
Balance at beginning of year	1,647,005
Net income attributable to NHI shareholders	109,113
Cash dividends	(24,112)
Loss on sales of treasury stock	(2,390)
Cancellation of treasury stock	(36,105)

Balance at end of period	1,693,511

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	242,767
Net change during the period	97,470

Balance at end of period	340,237

Defined benefit pension plans
Balance at beginning of year	(32,174)
Pension liability adjustment	890

Balance at end of period	(31,284)

Own credit adjustments
Balance at beginning of year	107,861
Own credit adjustments	(46,307)

Balance at end of period	61,554

Balance at end of period	370,507

Common stock held in treasury
Balance at beginning of year	(118,574)
Repurchases of common stock	(20,010)
Sale of common stock	0
Common stock issued to employees	23,289
Cancellation of treasury stock	36,105

Balance at end of period	(79,190)

Total NHI shareholders’ equity

Balance at end of period	3,279,524

Noncontrolling interests
Balance at beginning of year	75,575
Net change during the period	5,550

Balance at end of period	81,125

Total equity

Balance at end of period	3,360,649

3. Supplementary Information

(1) Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023(A)	December 31, 2023(B)	(B-A)/(A)	March 31, 2023
Revenue:
Commissions	70,431	68,152	77,502	63,772	82,770	88,922	85,718	(3.6)	279,857
Fees from investment banking	27,285	24,189	33,783	27,951	31,146	38,604	55,229	43.1	113,208
Asset management and portfolio service fees	68,250	69,038	67,035	67,361	71,807	76,666	77,496	1.1	271,684
Net gain on trading	141,918	160,905	142,132	118,314	115,563	116,613	125,069	7.3	563,269
Gain (loss) on private equity and debt investments	(4,535)	5,738	8,050	5,251	6,887	1,123	1,882	67.6	14,504
Interest and dividends	109,049	196,893	373,283	435,465	549,651	658,458	686,300	4.2	1,114,690
Gain (loss) on investments in equity securities	(1,742)	(1,523)	644	1,195	4,777	2,792	(3,350)	—	(1,426)
Other	(688)	10,460	69,812	51,356	30,752	29,522	52,143	76.6	130,940

Total revenue	409,968	533,852	772,241	770,665	893,353	1,012,700	1,080,487	6.7	2,486,726
Interest expense	110,940	215,894	378,583	445,732	544,440	644,940	680,262	5.5	1,151,149

Net revenue	299,028	317,958	393,658	324,933	348,913	367,760	400,225	8.8	1,335,577

Non-interest expenses:
Compensation and benefits	143,061	150,894	156,275	155,557	158,673	167,138	170,629	2.1	605,787
Commissions and floor brokerage	28,488	28,183	32,275	30,291	31,365	34,336	34,315	(0.1)	119,237
Information processing and communications	49,732	52,127	54,004	53,674	52,836	53,616	54,342	1.4	209,537
Occupancy and related depreciation	16,359	16,643	17,180	16,675	16,601	17,477	16,806	(3.8)	66,857
Business development expenses	4,699	5,353	6,311	6,273	6,144	5,396	6,157	14.1	22,636
Other	44,956	33,274	44,047	39,772	36,984	33,062	39,265	18.8	162,049

Total non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	321,514	3.4	1,186,103

Income before income taxes	11,733	31,484	83,566	22,691	46,310	56,735	78,711	38.7	149,474
Income tax expense	11,340	14,741	17,629	14,088	20,428	21,150	26,573	25.6	57,798

Net income	393	16,743	65,937	8,603	25,882	35,585	52,138	46.5	91,676

Less: Net income (loss) attributable to noncontrolling interests	(1,303)	(28)	(1,007)	1,228	2,551	353	1,588	349.9	(1,110)

Net income attributable to NHI shareholders	1,696	16,771	66,944	7,375	23,331	35,232	50,550	43.5	92,786

	Yen							% Change	Yen
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.56	5.59	22.30	2.46	7.71	11.61	16.77	44.4	30.86

Diluted-
Net income attributable to NHI shareholders per share	0.52	5.41	21.51	2.34	7.40	11.21	16.10	43.6	29.74

(2) Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023(A)	December 31, 2023(B)	(B-A)/(A)	March 31, 2023
Net revenue

Business segment information:
Retail	71,386	72,480	81,019	75,306	92,050	98,932	102,625	3.7	300,191
Investment Management	7,579	26,171	56,965	37,844	26,525	45,111	38,946	(13.7)	128,559
Wholesale	198,987	205,499	189,057	178,837	190,850	204,087	216,996	6.3	772,380

Subtotal	277,952	304,150	327,041	291,987	309,425	348,130	358,567	3.0	1,201,130
Other	23,925	15,623	87,310	37,860	43,755	16,953	54,620	222.2	164,718

Net revenue	301,877	319,773	414,351	329,847	353,180	365,083	413,187	13.2	1,365,848

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(1,815)	(20,693)	(4,914)	(4,267)	2,677	(12,962)	—	(30,271)

Net revenue	299,028	317,958	393,658	324,933	348,913	367,760	400,225	8.8	1,335,577

Non-interest expenses

Business segment information:
Retail	66,470	66,995	67,756	65,474	69,103	69,887	70,698	1.2	266,695
Investment Management	19,293	20,618	23,663	21,490	22,898	21,896	23,350	6.6	85,064
Wholesale	173,715	185,310	190,911	193,075	188,749	195,823	194,026	(0.9)	743,011

Subtotal	259,478	272,923	282,330	280,039	280,750	287,606	288,074	0.2	1,094,770
Other	27,817	13,551	27,762	22,203	21,853	23,419	33,440	42.8	91,333

Non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	321,514	3.4	1,186,103

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	321,514	3.4	1,186,103

Income (loss) before income taxes

Business segment information:
Retail	4,916	5,485	13,263	9,832	22,947	29,045	31,927	9.9	33,496
Investment Management	(11,714)	5,553	33,302	16,354	3,627	23,215	15,596	(32.8)	43,495
Wholesale	25,272	20,189	(1,854)	(14,238)	2,101	8,264	22,970	178.0	29,369

Subtotal	18,474	31,227	44,711	11,948	28,675	60,524	70,493	16.5	106,360
Other*	(3,892)	2,072	59,548	15,657	21,902	(6,466)	21,180	—	73,385

Income (loss) before income taxes	14,582	33,299	104,259	27,605	50,577	54,058	91,673	69.6	179,745

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(1,815)	(20,693)	(4,914)	(4,267)	2,677	(12,962)	—	(30,271)

Income (loss) before income taxes	11,733	31,484	83,566	22,691	46,310	56,735	78,711	38.7	149,474

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other.”

The following table presents the major components of income (loss) before income taxes in “Other.”

	Millions of yen							% Change	Millions of yen
	For the three months ended								For the year ended
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023(A)	December 31, 2023(B)	(B-A)/(A)	March 31, 2023
Net gain (loss) related to economic hedging transactions	(9,807)	98	(1,455)	6,318	3,394	(8,905)	7,575	—	(4,846)
Realized gain (loss) on investments in equity securities held for operating purposes	240	55	21,895	6,195	8,191	26	11,762	—	28,385
Equity in earnings of affiliates	16,993	9,114	8,893	12,744	13,718	9,013	8,830	(2.0)	47,744
Corporate items	(5,988)	4,513	(3,323)	(7,792)	1,942	1,380	(6,459)	—	(12,590)
Other	(5,330)	(11,708)	33,538	(1,808)	(5,343)	(7,980)	(528)	—	14,692

Total	(3,892)	2,072	59,548	15,657	21,902	(6,466)	21,180	—	73,385

(3)	Other

Quarterly financial information for Nomura Securities Co., Ltd. can be found at the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2024_3q.pdf